1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F   ☒  Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐  No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/07/11

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/06/20 : Supplement announcement: the bid of procurement of Project B of NG SDH+OXC Network Equipment & Installation that the board approved on 2012/03/27 is awarded

2.	Announcement on 2012/06/22 : Major resolutions of 2012 Annual General Meeting

3.	Announcement on 2012/06/25 : Chunghwa Telecom holds an investors conference in Hong Kong

4.	Announcement on 2012/06/26 : To announce the board approves the procurement of Project A of MSER Network Equipment and Installation

5.	Announcement on 2012/06/26 : To announce the record date for dividend distribution

6.	Announcement on 2012/06/29 : To announce a non-cash real estate impairment charge pursuant to ROC SFAS No. 35.

7.	Announcement on 2012/07/02 : Clarification of the media report on June 30

8.	Announcement on 2012/07/04 : To announce the procurement of EPON expansion project

9.	Announcement on 2012/07/06 : New Appointment of Representative Juristic-Person Supervisor

10	Announcement on 2012/07/10 : To announce the Company’s June 2012 revenues

11	Announcement on 2012/07/10 : June 2012 sales